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                        February 13, 2024

       Diantha Duvall
       Chief Financial Officer
       Curis Inc.
       128 Spring Street, Building C     Suite 500
       Lexington, MA 02421

                                                        Re: Curis Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 8,
2024
                                                            File No. 333-276950

       Dear Diantha Duvall:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Cynthia Mazareas